EXHIBIT 99.1

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
Reconciliation Statement, Non-GAAP Basis
(dollars in thousands)
Unaudited

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBTIDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan.

The reconciliation of Net income (loss) to EBITDA and Adjusted EBTIDA for the years ended December 30, 2017 and December 31, 2016 and 2015 follows:

	13 Weeks Ended		Year Ended
	December 30, 2017	December 31, 2016	December 30, 2017	December 31, 2016
Net income (loss)	$65,435	$(7,671)	$58,648	$(14,206)
Income tax benefit	(80,152)	(5,219)	(84,911)	(7,690)
Interest expense, net	13,058	12,601	51,018	51,181
Interest expense on junior subordinated debentures	3,152	3,152	12,608	12,608
Investment income on trust common securities	(94)	(94)	(378)	(378)
Depreciation	8,543	7,851	34,016	32,245
Amortization	9,667	9,470	38,109	37,905
EBITDA	19,609	20,090	109,110	111,665
Stock compensation expense	459	593	2,484	2,280
Management fees	129	130	519	550
Acquisition and integration expense	881	—	934	—
Legal fees and settlements	—	134	65	2,886
Restructuring and other costs (1)	8,833	2,662	14,729	4,771
Anti-dumping duties	—	—	6,274	—
Mark-to-market adjustment on interest rate swaps	(497)	(856)	(1,481)	(705)
Adjusted EBITDA	$29,414	$22,753	$132,634	$121,447

(1)
Includes restructuring and other costs associated with our network of facilities in Canada, start up costs for the hub facility located on the U.S. West Coast, charges associated with exiting certain lines of business, and asset impairments charges.